Exhibit 99.1

Chairman’s Letter to Shareholders

Dear Fellow Shareholders,

Anticipating record production and highest netback among peers.	2025 marked another year of growth for Kolibri Global Energy Inc., following a successful 2024 drilling campaign that increased production and net operating income 24% and 13% respectively. We are committed to further operational and cost enhancements in 2026 and appreciate your continued support.

Strong Operating and Financial Performance

250% organic production growth.

During 2025, the Company continued to deliver solid operational results and maintain disciplined fiscal management while we executed our development drilling strategy to drive sustainable growth. Our third quarter production increased by 40% compared to the prior year third quarter. With the completion of our four wells in December, we expect to end 2025 with record production while generating among the highest netbacks among our peers.

158% proved developed reserve growth. 700% share price increase since 2021. 1.5-mile laterals and reduced drilling times enhancing field economics.	Our progress year to date builds upon our success after restarting our drilling program in 2021. Our annual production has increased by over 250% since the end of 2021 to the end of 2024, while adjusted EBITDA[1] increased by over 550%. Over the comparable period, our proved developed reserves increased 158% to over 9 million barrels of oil equivalent (“MMBoe”). The reserve growth was driven through the drill bit and primarily funded with internally generated cash flow. Reflecting the increases in production, reserves and cash flow, our stock price increased over 700% during this period, highlighting the Board and Management’s focus on maximizing value for shareholders. Going forward, the successful drilling of 1.5-mile laterals on our acreage and achieving the reduction in drilling times, with low operating expenses, are all expected to lead to even more favorable field economics and greater ability to remain profitable at lower oil and gas prices.

Financial Stability and Capital Returns

Borrowing base reaffirmed at US$65mm, 580k shares repurchased to date.

Kolibri’s liquidity remains strong and will improve as we pay down borrowings under our reaffirmed US$65 million credit facility during the first quarter of 2026. Our current borrowing base of US$65mm compares to a borrowing base of US$17mm at the end of 2021 and reflects our growth in proved developed producing reserves over that period, as well as the inclusion of a second lender to our bank group.

1 Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this letter.

Meeting the Board’s objective of returning cash to shareholders, Kolibri has repurchased over 580,000 of our shares to date under our share buyback program.

Investor Outreach

NASDAQ listing and Russell 2000 inclusion raised visibility and increased daily trading volume.

Our listing on NASDAQ in October 2023 and inclusion in the Russell 2000 in June 2025 raised the Company’s visibility with institutional and retail investors, introducing new investors to our story and enhancing our trading liquidity. Our commitment to shareholder engagement and outreach to investors remains strong with an increased cadence of non-deal roadshows, webinars, conferences and one-on-one investor meetings.

Governance & Sustainability and Outlook for 2026

Our achievements over the course of this year reflect the resilience of our business model, the expertise of our operations team, and the rigor of our corporate governance.

We continue to collaborate with our advisors to ensure our reporting, governance and operations are of the highest standards.	The Board and management team will continue to collaborate with its auditors, independent reserve engineers, Canadian and US legal counsel, industry and securities regulators, and other advisors to ensure the Company, its employees, its contractors and vendors adhere to the highest standards of operational excellence and develop our reserves responsibly. Last, but not least, we are preparing to publish our inaugural Sustainability Report that will highlight our commitment to safety and the environment.

Funding our capital budget primarily with internally generated cash flows; will continue share buyback program.	Although the commodity price outlook remains uncertain, Kolibri’s path forward remains crystal clear: maintain financial discipline, strive for operational excellence, uphold strong governance, and maximize value for all shareholders, large and small. The Company is currently contemplating the capital budget for its 2026 development program. As in past years, we are planning to fund our drilling program with internally generated cash flows and short-term draws on our credit facility for working capital management, targeting a debt to EBITDA ratio of below 1.0x. The Company will look to continue returning capital to shareholders through our share buyback program in 2026, subject to available cash flow and loan covenants.

We thank you for your continued trust and support as we move forward together.

Sincerely,

Chairman of the Board Kolibri Global Energy Inc.

Cautionary Note Regarding Forward-Looking Information

This letter contains forward-looking information including information regarding the Company’s strategy and objectives, the Company’s goals of continuing to maintain financial, operational and governance discipline and maximizing value for all shareholders, the expectation that the Company will exit 2025 with record production while generating among the highest netbacks against its peers, the intention to pay down borrowings under the Company’s credit facility and the expected liquidity benefits therefrom, the proposed publishing of the Company’s first sustainability report, the details of the capital budget for the Company’s 2026 development program, and the Company’s expected continued use of its share buyback program in 2026. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled and that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward-looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward-looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this letter is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlooks

This letter may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this letter was made as of the date of this letter and the Company disclaims any intention or obligations to update or revise any FOFI contained in this letter, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Product Type Disclosure

This letter includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this letter in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Non-GAAP Measures

This letter includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this letter in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance. An explanation of the composition of Adjusted EBITDA, how it provides useful information to an investor and the purposes for which the Company’s management uses the measure, and a quantitative reconciliation of the measure to the most directly comparable financial measure is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this letter.